[SRZ Letterhead]




                                 April 22, 2009



VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Greene

              RE: Advantage Advisers Augusta Fund, L.L.C.
                  File No.: 811-07641

Dear Mr. Greene:

            On behalf of Advantage Advisers Augusta Fund, L.L.C. (the "Fund"), we are responding to your comments regarding the Fund's Final Amendment to Schedule TO (the "Final Amendment") filed on March 20, 2009, as communicated to me by telephone on March 23, 2009.

            For your convenience, I have summarized each of your comments below, which are italicized and numbered, and followed by the Fund's response.

     1. PLEASE EXPLAIN WHY THE FINAL AMENDMENT WAS NOT FILED PROMPTLY AFTER THE DECEMBER 31, 2008 VALUATION DATE OF THE FUND'S REPURCHASE OFFER.

     In connection with repurchase offers made by the Fund from time to time, the Fund relies on its legal counsel to file Schedule TO and amendments thereto. Due to an oversight, the Final Amendment was not filed on a timely basis. To help assure that the final amendments are filed promptly in connection with future repurchase offers, the compliance procedures of the Fund have been revised to require that the Fund's Chief Compliance Officer or his or her designee receive and review all final amendment filings to ensure that the filings are made on a timely basis.

     2. PLEASE REVISE THE LANGUAGE IN ITEM 3 OF THE FINAL AMENDMENT TO STATE THAT INTERESTS WERE ACCEPTED FOR PURCHASE "AND PAID" BY THE FUND.

     The requested change will be made in all future final amendment filings of Schedule TO by the Fund.


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Page 2

In addition to the foregoing, the Fund acknowledges that:

               o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Fund believes that the foregoing responses are fully responsive to all of the Staff's comments.

      If you have any questions regarding this response or require further information, please call me at (212) 756-2192. Thank you for your assistance regarding this matter.

                              Very truly yours,



                              /s/ Karen L. Spiegel
                              ---------------------
                              Karen L. Spiegel